SP 8/31/04

AM 8-31-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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04013083

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2003 (MM/DD/YY) AND ENDING 06/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VENECREDIT SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 BRICKELL AVE SUITE 1580
(No. and Street)

MIAMI FL 33131
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE CHIZEK AND COMPANY
(Name – *if individual, state last, first, middle name*)

6750 N. ANDREWS AVE. SUITE 200 FT. LAUDERDALE FL 33309
(Address) (City) (State) (Zip Code)

RECEIVED AUG 2 7 2004 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 03 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OR 9-2

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALFONSO OSORIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VENECREDIT SECURITIES, INC, as of JUNE 30TH, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GERMAN GARCIA (DIRECTOR)
VENCRED S.A (PROPRIETOR)

Signature

PRESIDENT
Title

Notary Public

SOFIA NICOLAS
Notary Public - State of Florida
My Commission Expires Apr 20, 2008
Commission # DD311412
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The foregoing document was acknowledged before me this 24 day of AUGUST, 2004

Notary Public

BY ALFONSO OSORIO
FLA D.L. #0262-000-68-321-0

Crowe™

Crowe Chizek and Company LLC
Member Horwath International

Board of Directors
Venecredit Securities, Inc.
Miami, Florida

To assist the Board of Directors in overseeing the financial reporting and disclosure process for which management is responsible, we are submitting this letter to the Board of Directors. The matters communicated include selected responsibilities of each of the parties and the audit process.

AUDITOR'S RESPONSIBILITY UNDER AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Board of Directors should understand that an audit conducted in accordance with auditing standards generally accepted in the United States of America is designed to obtain reasonable, but not absolute, assurance about whether the financial statements are free from material misstatement. Similarly, under these same standards, the auditor obtains a sufficient understanding of internal control to plan the audit, but this understanding and the tests of selected internal controls that are performed are not sufficient for the auditor to express an opinion on the effective operation of internal control.

SIGNIFICANT ACCOUNTING POLICIES

The Board of Directors should be informed of the initial selection of and changes in significant accounting policies or their application. Also, the Board of Directors should be aware of methods used to account for significant unusual transactions and the effect of significant accounting policies in controversial or emerging areas where there is a lack of authoritative consensus. We believe management has the primary responsibility to inform the Board of Directors about such matters. To assist the Board of Directors in its oversight role, we direct your attention to Note 1 of the financial statements where significant accounting policies are disclosed.

MANAGEMENT JUDGMENTS AND ACCOUNTING ESTIMATES

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. These judgments are based upon knowledge and experience about past and current events and assumptions about future events. Certain estimates are particularly sensitive because of their significance and because of the possibility that future events affecting them may differ markedly from management's current judgments and may be subject to significant change in the near term.

There were no significant estimates in the 2004 financial statements.

AUDIT ADJUSTMENTS

We are responsible for informing the Board of Directors about adjustments to the financial statements arising from our audit that could, in our judgment, have a significant effect on your financial reporting process, including the potential that future financial statements could be materially misstated.

We are also responsible for informing the Board of Directors about uncorrected financial statement misstatements aggregated by us during the current engagement and pertaining to the latest period presented that were determined by management to be immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

A schedule of audit adjustments and uncorrected misstatements is attached to this letter.

OTHER INFORMATION IN DOCUMENTS CONTAINING AUDITED FINANCIAL STATEMENTS

The Board of Directors often considers information prepared by management that accompanies the consolidated financial statements, such as the other information included in the Company's Annual Report including the President's Letter. To assist your consideration of this information, you should know that we are required by auditing standards generally accepted in the United States of America to read such information and consider whether such information, or the manner of its presentation, is materially inconsistent with information in the consolidated financial statements. If we consider the information materially inconsistent based on this reading, we are to seek a resolution of the matter.

We are not aware of any such information accompanying the financial statements.

DISAGREEMENTS WITH MANAGEMENT

We are required to discuss with the Board of Directors any disagreements with management over the application of accounting principles or the basis for management's judgment about accounting estimates.

During our audit, there were no disagreements with management.

CONSULTATION WITH OTHER ACCOUNTANTS

If management consulted with other accountants about auditing and accounting matters, we are to inform the Board of Directors of such consultation, if we are aware of it, and provide our views on the matters discussed.

We are not aware of any instances where management consulted with other accountants about matters which might affect your consolidated financial statements since no other accountants contacted us, which they are required to do by Statement on Auditing Standards No. 50, before they provide written or oral advice.

MAJOR ISSUES DISCUSSED WITH MANAGEMENT PRIOR TO RETENTION

We are to discuss with the Board of Directors any major issues discussed with management in connection with our retention as auditors, including the application of accounting principles or auditing standards.

There were no such issues discussed with management in connection with our retention as auditors.

DIFFICULTIES ENCOUNTERED IN PERFORMING THE AUDIT

We are to inform the Board of Directors of any serious difficulties encountered in dealing with management related to the performance of the audit.

There were no difficulties encountered in dealing with management related to the performance of the audit.

*   *   *   *   *

This letter is intended solely for the information and use of the Board of Directors, Board of Directors, management and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties. We were pleased to serve your Company as its independent auditors. We provide the above information to assist you in performing your oversight responsibilities, and would be pleased to discuss this letter or any matters further, should you desire.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Miami, Florida
July 14, 2004

ATTACHMENT

Audit Adjustments

Account Name	Debit	Credit
Accrued Income Tax	$ 62,222	
Deferred Income Tax		$ 29,409
Income Tax Expense		32,813

To record year-end adjustment to income tax expense and related tax accounts.

Account Name	Debit	Credit
Other Miscellaneous Prepaid	7,125	
Insurance		7,125

To establish a prepaid asset related to fidelity bond insurance coverage.

Account Name	Debit	Credit
Legal & Professional Fees	6,125	
Accrued Expenses		6,125

To increase accrual for audit fees based on review of engagement letter and interim billings.

Account Name	Debit	Credit
Accounts Receivable: Commissions Receivable	30,000	
Commissions: Trailer Fees		30,000
Commissions – FX Referral	7,500	
Commissions Payable – FX Referral		7,500

To record year-end accrual for mutual fund trailer fees and related commission expense.

Uncorrected Financial Statement Misstatements

Account Name	Debit	Credit
Rent Expense	$ 1,946	
Accrued Rent Expense		$ 8,029
Retained Earnings	6,083	

To adjust cash accounting of lease payments to GAAP (current year and prior year effect).

Account Name	Debit	Credit
Legal and Professional Fees	$ 9,118	
Accrued Expenses		$ 9,118

To increase accrual for legal fees based on review of unbilled fees disclosed in year-end attorney letter.

Crowe™

Crowe Chizek and Company LLC
Member Horwath International

Board of Directors
Venecredit Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Venecredit Securities, Inc. for the year ended June 30, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. However, in doing so we noted certain matters involving internal control and its operation that might be of interest to you.

Accrual Basis of Accounting

In performing our audit, we identified various audit adjustments related to the Company's application of the accrual basis of accounting. While we believe these adjustments relate to the fact that management deferred its analysis until our year-end fieldwork, we recommend that in the future management perform period-end analyses of its accruals in order to reduce the risk of an adjustment going undetected.

*   *   *   *   *

This report is intended solely for the information and use of the Audit Committee, Board of Directors, management and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
July 14, 2004

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of Vencred, S.A.)
Miami, Florida

FINANCIAL STATEMENTS
June 30, 2004 and 2003

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of Vencred, S.A.)
Miami, Florida

FINANCIAL STATEMENTS
June 30, 2004 and 2003

CONTENTS

Crowe™

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Venecredit Securities, Inc.
Miami, Florida

We have audited the accompanying statements of financial condition of Venecredit Securities, Inc. as of June 30, 2004 and 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venecredit Securities, Inc. as of June 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
July 14, 2004

VENECREDIT SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2004 and 2003

	2004	2003
ASSETS		
Cash and short-term investments	$ 320,116	$ 494,990
Time deposits	504,393	--
Commissions and fees receivable	30,000	68,740
Office furnishings, equipment, and leasehold improvements, at cost, less accumulated depreciation of $56,934 in 2004 and $34,531 in 2003	29,411	50,967
Prepaid expenses and other assets	285,442	112,431
	$ 1,169,362	$ 727,128
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 5,395	$ 3,400
Accrued expenses and other liabilities	7,500	1,250
Accrued commissions	35,971	23,625
	48,866	28,275
Stockholder's equity	1,120,496	698,853
	$ 1,169,362	$ 727,128

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENTS OF OPERATIONS
Years ended June 30, 2004 and 2003

	2004	2003
Revenue:		
Commissions	$ 1,207,082	$ 705,960
Interest income	8,523	4,757
Other income	142,002	38,207
	1,357,607	748,924
Expenses:		
Compensation and benefits	270,087	337,322
Commission expense	300,214	87,787
Professional services	114,853	61,488
Occupancy and equipment	70,220	65,204
Other	107,116	92,185
	862,490	643,986
Income before income taxes	495,117	104,938
Income taxes	73,474	--
Net income	$ 421,643	$ 104,938

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended June 30, 2004 and 2003

Balance at July 1, 2002	$ 593,915
Net income	104,938
Balance at June 30, 2003	698,853
Net income	421,643
Balance at June 30, 2004	$ 1,120,496

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Years ended June 30, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income	$ 421,643	$ 104,938
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation	21,556	18,821
Changes in assets and liabilities		
Commissions receivable and other assets	(134,271)	(111,521)
Accounts payable	1,995	(12,586)
Accrued expenses and other liabilities	18,596	(491)
Net cash from operating activities	329,519	(839)
Cash flows from investing activities		
Net change in time deposits	(504,393)	--
Purchases of office furnishings and equipment	--	(17,248)
Net cash from investing activities	(504,393)	(17,248)
Net change in cash	(174,874)	(18,087)
Cash and short-term investments at beginning of year	494,990	513,077
Cash and short-term investments at end of year	$ 320,116	$ 494,990
Supplemental disclosures:		
Interest paid	$ --	--
Income taxes paid	244,000	--

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of Vencred, S.A. (Vencred). The Company offers securities transaction services to its customers. As the Company is not a member of a stock exchange, the Company clears its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). The Company primarily operates in South Florida and Venezuela.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the trade date. The effect on the financial statements of using the settlement date basis rather than the trade date basis is not material.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts, which had no balances outstanding at June 30, 2004.

Office Furnishings, Equipment, and Leasehold Improvements: Office furnishings, equipment, and leasehold improvements are stated at cost, less accumulated depreciation that is computed using the straight-line method. Office furnishings and equipment are depreciated over their useful lives, which range from three to five years. Leasehold improvements are depreciated over the lesser of their useful lives or the remaining lease term, which range from six to seven years.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

In 2002, the Company entered into a fully disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At June 30, 2004 and 2003, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in other assets on statement of financial condition. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

As of June 30, 2004 and 2003, the Company had concentrations of credit risk with financial institutions in the form of bank accounts, time deposits and clearing deposits. Amounts due from banking institutions at year end were as follows.

	2004	2003
Bank of America	$ 747,066	$ 494,209
Pershing	175,669	100,452
Other	1,774	329
	$ 924,509	$ 594,990

(Continued)

NOTE 4 - FEDERAL INCOME TAXES

Income tax expense was as follows.

	2004	2003
Current	$ 157,266	$ --
Deferred	29,409	48,655
Valuation allowance	(113,201)	(48,655)
	$ 73,474	$ --

Year-end deferred tax assets and liabilities were due to the following.

	2004	2003
Deferred tax assets:		
Fixed asset depreciation	$ 8,745	$ 6,067
Capitalized organizational costs	75,047	102,337
Net operating loss carryforward	--	4,797
Net deferred tax asset	83,792	113,201
Valuation allowance on deferred tax assets	--	(113,201)
	$ 83,792	$ --

At June 30, 2003, a valuation allowance was recorded to offset the net deferred tax assets as the Company had not yet paid any income taxes which would be refundable if these timing differences were reversed and there was no assurance of future taxable income. An allowance against deterred tax assets was not recorded at June 30, 2004.

The federal statutory rate for the Company is 34%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of the valuation allowance and other miscellaneous items.

(Continued)

NOTE 5 - LEASE COMMITMENT

In 2001, the Company entered into an operating lease for office space extending through 2008. Rent commitments under this noncancelable operating lease were as follows, before considering renewal options that generally are present.

2005	$ 39,525
2006	41,110
2007	42,747
2008	44,463
Total	$ 167,845

NOTE 6 - RELATED PARTIES

For the year ended June 30, 2004, Vencred's net billings to the Company for costs incurred on the Company's behalf totaled $3,087. There were no such billings for the year ended June 30, 2003.

Additionally, for the years ended June 30, 2004 and 2003, commission revenue of $80,037 and $40,675 was received from related parties for which the Company did not incur commission expense.

NOTE 7 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(ii) of the Rule.

(Continued)

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2004 and 2003, the Company had net capital of $872,331 and $566,386, which was $867,331 and $466,386 in excess of its required net capital. The Company's net capital ratio was 0.0560 to 1 at June 30, 2004 and 0.0499 to 1 at June 30, 2003.

SUPPLEMENTARY INFORMATION

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
June 30, 2004 and 2003

	2004	2003
Total stockholder's equity	$ 1,120,496	$ 698,853
Deductions and/or charges		
Net office furniture and equipment	29,411	50,967
Other nonallowable assets	216,888	81,500
	246,299	132,467
Net capital before haircuts on securities	874,197	566,386
Haircuts on securities	(1,866)	--
Net capital	$ 872,331	$ 566,386
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable	$ 5,395	$ 3,400
Accrued expenses and other liabilities	7,500	1,250
Accrued commissions	35,971	23,625
Total aggregate indebtedness	$ 48,866	$ 28,275
Aggregate indebtedness to net capital	5.60%	4.99%
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 100,000
Net capital	872,331	566,386
Excess net capital	$ 867,331	$ 466,386

Crowe

Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

In planning and performing our audits of the financial statements of Venecredit Securities, Inc. for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
July 14, 2004